EXHIBIT 12.1

BPZ Resources, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	For the Years ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Loss before income taxes	$(76,932)	$(63,486)	$(54,703)	$(31,392)	$(71,379)
Income from investment in Ecuador property, net of amortization	(217)	(152)	(62)	(412)	(740)
Fixed charges	27,920	26,016	31,719	30,446	21,250
Distributed income from investment in Ecuador property	250	250	250	600	928
Capitalized interest	(9,250)	(9,858)	(15,604)	(10,674)	(9,632)

Total earnings available for fixed charges	$(58,229)	$(47,230)	$(38,400)	$(11,432)	$(59,573)

Fixed charges:
Interest expense	$27,920	$26,016	$31,719	$30,446	$21,250
Total fixed charges	$27,920	$26,016	$31,719	$30,446	$21,250

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 were inadequate to cover fixed charges by $86.1 million, $73.2 million, $70.1 million, $41.9 million, and $80.8 million, respectively.